                                                          TABLE OF CONTENTS

                                                        TO OUR STOCKHOLDERS    3

                                                       FINANCIAL HIGHLIGHTS    5

                                                    DESCRIPTION OF BUSINESS    6

                                                    CONSOLIDATED SUMMARY OF    7
                                             SELECTED FINANCIAL INFORMATION

                                                 OUTDOOR RECREATION SECTION    8

                                                CONSOLIDATED BALANCE SHEETS   18

                                                    CONSOLIDATED STATEMENTS   19
                                                                OF EARNINGS

                                                    CONSOLIDATED STATEMENTS   20
                                                    OF STOCKHOLDERS' EQUITY

                                                    CONSOLIDATED STATEMENTS   21
                                                               OF CASH FLOW

                                                      NOTES TO CONSOLIDATED   22
                                                       FINANCIAL STATEMENTS

                                               INDEPENDENT AUDITOR'S REPORT   31

                                                MANAGEMENT'S DISCUSSION AND   32
                                            ANALYSIS OF FINANCIAL CONDITION
                                                  AND RESULTS OF OPERATIONS

                                                                   OFFICERS   34

                                                                   GLOSSARY   36

TO OUR STOCKHOLDERS

The twelve month period that ended December 31 saw America's commercial banking industry experience a most unusual year. In general, in spite of sluggish loan demand and a record flow of dollars from the public into the stock market and mutual funds, the vast majority of the nation's banks realized good earnings.

For your Banks (Hancock of MS and Hancock of LA), 1993 was another very good year. Efforts on the part of the Officers and Staff to implement existing programs, as well as the introduction of several new products and services, resulted in the loan portfolio averaging 7 1/2% higher than the previous year, while deposits' average for the year was about 8 1/2% greater, and year-end total assets were in excess of $1.8 billion.

Undoubtedly, you will be pleased with our after-tax earnings, which ended up a little over $22 million for $3.08 per share versus $2.74 for 1992. On the strength of these earnings, an extra fourth quarter dividend of 22 cents, in addition to the regular dividend, was paid, for a total of 90 cents per share for the year.

It should be of further interest to you as shareholders to know that your equity is now in excess of $143 million, which provides a capital ratio of approximately 8%, exceeding most banks of similar size across the country.

To improve our ability to serve the public, we opened a facility at the U.S. Navy Retirement Center in Mississippi City, relocated our Edgewater Branch at the request of Mall management, and also installed a second Automatic Teller Machine in a separate mall location. Throughout both service areas we replaced 50 of the older model ATM's and installed 13 new ones, including ones at the Waveland, D'Iberville and Navy CB Base Branches, plus built a free-standing unit in Harrison County at the intersection of Dedeaux and Three Rivers Roads north of I-10.

We also made a significant investment in a new main-frame computer system, which provides us with the most up-to-date hardware and software for integrated data processing that is available in the market today. This new equipment should serve us into the 21st century, and has already enabled us to consolidate most of the Louisiana and Mississippi branches and customer service operations into one location, resulting in more efficiency and lower costs.

Our wholly-owned Hancock Mortgage Corporation, specializing in long-term FHA, VA and conventional loans, experienced a very successful beginning year in the Louisiana market. We are now looking forward to commencing long-term mortgage operations in Mississippi. Both of these functions should generate additional income for 1994.

Loan-by-Phone was another innovation that began in 1993, whereby customers use their telephone to arrange a loan from 8 a.m. to 6 p.m. daily and 9 a.m. to noon on Saturdays, and then go to the nearest branch to close the loan.

With the continued growth and expansion of our Louisiana operation, we were privileged to add two successful businessmen in the persons of J.B. Olinde, a Baton Rouge entrepreneur engaged in several business pursuits, and Jose R. "Rick" Tarajano, a highly regarded industrial contractor, to the Hancock Bank of Louisiana Board.

Looking forward, unemployment is at its lowest level in a decade on the Mississippi Coast, construction, hotel/motel, automobile and casino businesses are enjoying considerable activity, and with the outlook for even further impact from increased Port tonnage, tourism and the gaming industry, we hope to have another good year in our Mississippi market. At the same time, indications are that the Greater Baton Rouge area expects 1994 to be similar to 1993, with about the same industrial outlook, but continued increased activity in real estate and residential construction; hence, we anticipate more progress in our Louisiana service area, too.

As we enter the new year, we should report that plans are progressing rapidly to provide facilities where our customers may purchase mutual funds and other non-traditional bank investments throughout the Banks' branching system.

Progress toward the merger announced in November with First State Bank of Baker, Louisiana, a successful, well established $80 million institution just north of Baton Rouge, is moving right along with applications now in the hands of the various regulatory authorities whose approval is required. Upon passage, it will provide us several additional geographical locations in the Louisiana market.

While 1993, in nearly all respects, was one of the most notable in the Bank's long history, it was not without its sadder moments as we witnessed the passing of Vertis Ramsay, Pascagoula, and Dr. C.D. Taylor, Pass Christian, two of our long-time, very capable Directors, as well as Yvonne Dedeaux, one of our Officers who managed our Central Information Department.

As we enter our 95th year in the banking business, our Directors, Officers and Staff thank you for the opportunity to serve you and appreciate the confidence you evidence in us through your stock ownership and your referrals of business. We also pledge to you our continuing efforts to move the institution forward in a manner that we trust you will find favorable and to your liking, as well as continue to embody our creed and reputation for an institution that is known for its STRENGTH, STABILITY & INTEGRITY.



                                                       /s/ J.F. BOARDMAN, JR.
4                                                         J.F. Boardman, Jr.
                                                               Chairman


                                                      /s/ GEORGE A. SCHLOEGEL
                                                         George A. Schloegel
                                                            Vice Chairman


                                                        /s/ LEO W. SEAL, JR.
                                                           Leo W. Seal, Jr.
                                                          President and CEO

HANCOCK HOLDING COMPANY AND SUBSIDIARIES
FINANCIAL HIGHLIGHTS

Amounts in thousands (except per share data)


                                                        1993            1992         % CHANGE
                                                    ------------    ------------    -----------
EARNINGS STATEMENT DATA:
Net interest income                                 $   77,904      $   74,325             4.8
Provision for loan losses                                4,231           7,655           (44.7)
Earnings before income taxes                            31,786          25,861            22.9
Net earnings                                            22,116          19,211            15.1

PER SHARE DATA:
Net earnings                                        $     3.15      $     2.74            15.0
Cash dividends paid                                       0.90            0.68            32.4
Book value (period end)                                  20.48           18.25            12.2
Weighted average shares outstanding                      7,023           7,023             0.0
Shares outstanding 12/31                                 7,023           7,023             0.0

BALANCE SHEET DATA (PERIOD END):
Securities                                          $  729,180      $  721,361            10.8
Net loans                                              871,809         776,101            12.3
Reserve for loan losses                                 14,028          13,275             5.7
Total assets                                         1,821,050       1,735,192             4.9
Total deposits                                       1,615,595       1,550,844             4.2
Long-term debt and capital notes                         4,300           5,115           (15.9)
Total stockholders' equity                             143,826         128,170            12.2

BALANCE SHEET DATA (AVERAGE FOR THE YEAR):
Securities                                          $  748,711      $  688,213             8.8
Net loans                                              783,773         731,048             7.2
Reserve for loan losses                                 14,302          12,322            16.1
Total assets                                         1,788,720       1,658,918             7.8
Total deposits                                       1,598,280       1,473,994             8.4
Long-term debt and capital notes                         4,979           5,275            (5.6)
Total stockholders' equity                             137,536         121,267            13.4

PERFORMANCE RATIOS:
Return on average assets                                  1.24            1.16             6.9
Return on average stockholders' equity                   16.08           15.84            15.2
Reserve for loan losses to average net loans              1.82            1.68             8.3
Reserve for loan losses to nonperforming loans          264.33          220.88            19.8
Net charge-offs to average net loans                      0.64            0.80           (20.0)
Net interest margin                                       4.87            5.09            (4.3)

                                                                                    REQUIRED MINIMUM
                                                                                    ----------------
CAPTIAL RATIOS (%):
Primary capital                                           7.90            7.74             --
Tier 1 leverage                                           7.62            7.03          4% - 5%
Tier 1 risk-based                                        14.49           14.09             4%
Total risk-based                                         15.42           15.62             8%

HANCOCK HOLDING COMPANY AND SUBSIDIARIES
DESCRIPTION OF BUSINESS

        Hancock Holding Company (the "Company") is a bank holding company headquartered in Gulfport, Mississippi with total consolidated assets of approximately $1.8 billion at December 31, 1993. The Company operates a total of 54 banking offices and 80 automated teller machines ("ATMs") (34 of which are free-standing) in the states of Mississippi and Louisiana through two wholly-owned bank subsidiaries, Hancock Bank, Gulfport, Mississippi and Hancock Bank of Louisiana, Baton Rouge, Louisiana.

        The Banks are community oriented and focus primarily on offering commercial, consumer and mortgage loans and deposit services to individuals and small to middle market businesses in their respective market areas. The Company's operating strategy is to provide its customers with the financial sophistication and breadth of products of a regional bank, while successfully retaining the local appeal and level of service of a community bank.


SUMMARY OF QUARTERLY OPERATING RESULTS

                                                    1993                                         1992
                               ---------------------------------------------  ------------------------------------------
                                 FIRST      SECOND       THIRD      FOURTH      FIRST     SECOND      THIRD     FOURTH
                               ---------   ---------   ---------   ---------  ---------  ---------  ---------  ---------
                                                       (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net interest income            $ 19,798    $ 19,905    $ 19,225    $ 18,976   $ 17,040   $ 18,111   $ 18,812   $ 20,362
Provision for loan losses         1,530       1,326         197       1,178      1,500      1,922      2,041      2,192
Earnings before income taxes      8,554       8,254       8,477       6,501      5,859      5,630      6,961      7,411
Net earnings                      5,923       5,755       5,808       4,630      4,434      4,230      4,842      5,705
Net earnings per share             0.84        0.82        0.83        0.66       0.63       0.60       0.69       0.82


MARKET INFORMATION

        The Company's Common Stock trades on the NASDAQ National Market System under the symbol "HBHC" and is listed in the newspaper under NASDAQ market quotations under "HancHd." The following table sets forth the high and low last sale prices of the Company's Common Stock as reported on the NASDAQ National Market System. These prices do not reflect retail mark-ups, mark-downs or commissions.

                       HIGH BID      LOW BID       CASH
                       OR LAST       OR LAST     DIVIDENDS
                      SALE PRICE    SALE PRICE     PAID
                      ----------    ----------   ---------
1992
        1st Quarter     $22.75       $19.75       $0.15
        2nd Quarter     $25.00       $20.50       $0.15
        3rd Quarter     $27.75       $24.75       $0.15
        4th Quarter     $30.75       $24.75       $0.23

1993
        1st Quarter     $28.75       $28.25       $0.17
        2nd Quarter     $35.00       $30.50       $0.17
        3rd Quarter     $32.75       $28.75       $0.17
        4th Quarter     $34.50       $32.00       $0.39


        On January 14, 1994, the high and low last sale prices of the Company's common stock as reported on the NASDAQ National Market System were $33.00 and $31.75, respectively.

        The principal source of funds to the Company to pay cash dividends are the earnings of the Bank subsidiaries. Consequently, dividends are dependent upon earnings, capital needs, regulatory policies and other policies affecting the Banks. For example, federal and state banking laws and regulations restrict the amount of dividends and loans a bank may make to its parent company. Dividends paid to the Company by Hancock Bank are subject to approval by the Commissioner of Banking and Consumer Finance of the State of Mississippi. The Company's management does not expect regulatory restrictions to affect its policy of paying cash dividends, although no assurance can be given that Hancock Holding Company will continue to declare and pay regular quarterly cash dividends on its common stock. However, since 1937, the Company or its predecessor has paid regular cash dividends without interruption.

HANCOCK HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATED SUMMARY OF SELECTED FINANCIAL INFORMATION

Amounts In Thousands (except for share and per share data)

                                                                 YEARS ENDED DECEMBER 31,
                                            ------------------------------------------------------------------
                                               1993          1992         1991           1990         1989
                                            ----------    ----------    ----------    ----------    ----------
INTEREST INCOME:
  Interest and Fees on Loans                $   74,209    $   73,941    $   77,299    $   62,256    $   48,782
  Income on Federal Funds Sold                   3,075         3,124         5,983         6,129         1,618
  Interest and Dividends on Investments         45,897        49,562        41,471        33,633        30,296
                                            ----------    ----------    ----------    ----------    ----------
    TOTAL INTEREST INCOME                      123,181       126,627       124,753       102,018        80,696

INTEREST EXPENSE:
  Interest on Deposits                          43,833        50,327        63,239        57,606        47,931
  Interest on Federal Funds Purchased            1,021         1,408         3,366         3,671         1,304
  Interest on Bonds and Notes                      423           567         2,141         1,382           596
                                            ----------    ----------    ----------    ----------    ----------
    TOTAL INTEREST EXPENSE                      45,277        52,302        68,746        62,659        49,831

NET INTEREST INCOME                             77,904        74,325        56,007        39,359        30,865
Provision for Loan Losses                        4,231         7,655         4,686         2,939         3,355
                                            ----------    ----------    ----------    ----------    ----------
NET INTEREST INCOME AFTER PROVISION
    FOR LOAN LOSSES                             73,673        66,670        51,321        36,420        27,510
Other Income                                    19,768        19,480        19,950        13,064        10,798
Other Expenses                                  61,655        60,289        54,883        40,023        31,918
                                            ----------    ----------    ----------    ----------    ----------
Earnings before Income Taxes (Credit)           31,786        25,861        16,388         9,461         6,390
Income Taxes (Credit)                            9,670         6,650         4,000         1,490          (250)
                                            ----------    ----------    ----------    ----------    ----------
NET EARNINGS                                $   22,116    $   19,211    $   12,388    $    7,971    $    6,640
                                            ==========    ==========    ==========    ==========    ==========

PER COMMON SHARE:
  Net Earnings                              $     3.15    $     2.74    $     2.21    $     1.46    $     1.21
  Cash Dividends                                  0.90          0.68          0.60          0.57          0.55
  Stock Splits and Dividends                                               2 for 1
  Weighted Average Number
     of Shares                               7,023,000     7,023,000     5,595,000     5,466,000     5,466,000

RETURN ON AVERAGE ASSETS                          1.24%         1.16%         0.84%         0.69%         0.72%

BALANCE SHEET DATA DECEMBER 31:
  Total Assets                              $1,821,050     1,735,192     1,554,536    $1,405,002    $  980,604
  Total Deposits                             1,615,595     1,550,844     1,367,792     1,220,934       824,489
  Total Long-Term Debt and Capital Notes         4,300         5,115         6,880        25,350         7,275
  Stockholders' Equity                         143,826       128,170       113,840        80,252        75,516


        On June 4, 1990, the Company acquired Metropolitan National Bank (MNB), pursuant to a merger of MNB into Hancock Bank. On August 2, 1990, a newly-created subsidiary of the Company, Hancock Bank of Louisiana, acquired certain assets and deposit liabilities of American Bank & Trust Company (AMBANK), Baton Rouge, Louisiana, a failed institution. On August 9, 1991, Hancock Bank acquired certain assets and assumed the deposit liabilities of Peoples Federal Savings Association (PEOPLES). These acquisitions have been accounted for as purchases and the results of operations since the dates of acquisition have been included in the consolidated statements of earnings.

HANCOCK HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS


                                                                                                   DECEMBER 31,
                                                                                    ---------------------------------------
                                                                                         1993                    1992
                                                                                    ---------------         ---------------
ASSETS:
  Cash and due from banks (non-interest bearing)                                    $    90,544,403         $    99,472,480
  Interest bearing time deposits with other banks                                         1,875,001               4,875,001
  Securities held for sale - (market value of $28,836,000)                               28,244,000                      --
  Investment Securities - (market value of $714,754,000 and $737,557,000)               700,935,962             721,360,933
  Federal funds sold and securities purchased under agreements to resell                 85,500,000              79,000,000
  Loans                                                                                 885,837,920             797,660,419
    Less:
      Reserve for loan losses                                                           (14,028,158)            (13,275,161)
      Unearned income                                                                   (25,710,324)            (21,559,200)
                                                                                    ---------------         ---------------
      Loans, Net                                                                        846,099,438             762,826,058
  Property and equipment                                                                 34,997,577              35,113,998
  Other real estate                                                                         654,459               1,327,370
  Accrued interest receivable                                                            13,799,949              15,289,306
  Other assets                                                                           18,399,564              15,927,075
                                                                                    ---------------         ---------------
TOTAL ASSETS                                                                        $ 1,821,050,353         $ 1,735,192,221
                                                                                    ===============         ===============

LIABILITIES AND STOCKHOLDERS' EQUITY:
  Deposits:
    Non-interest bearing demand                                                     $   346,307,348         $   318,946,144
    Interest bearing savings, NOW, money market and other time                        1,269,287,887           1,231,898,250
                                                                                    ---------------         ---------------
  Total Deposits                                                                      1,615,595,235           1,550,844,394

  Federal funds purchased and securities sold under agreements to repurchase             45,798,931              36,390,981
  Other liabilities                                                                      11,529,912              14,671,698
  Capital notes                                                                             480,000                 480,000
  Long-term bonds and notes                                                               3,820,000               4,635,000
                                                                                    ---------------         ---------------
TOTAL LIABILITIES                                                                     1,677,224,078           1,607,022,073

COMMITMENTS AND CONTINGENCIES                                                                    --                      --

STOCKHOLDERS' EQUITY:
  Common stock - $3.33 par value per share; authorized 20,000,000 shares
    authorized, 7,177,966 shares issued and outstanding                                  23,902,625              23,902,625
  Capital surplus                                                                        95,130,500              81,130,500
  Undivided profits                                                                      24,793,150              23,137,023
                                                                                    ---------------         ---------------
TOTAL STOCKHOLDERS' EQUITY                                                              143,826,275             128,170,148
                                                                                    ---------------         ---------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                          $ 1,821,050,353         $ 1,735,192,221
                                                                                    ===============         ===============


See notes to consolidated financial statements.

HANCOCK HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS

                                                                          YEARS ENDED DECEMBER 31,
                                                                --------------------------------------------
                                                                1993                1992                1991
                                                                ----                ----                ----
INTEREST INCOME:
  Interest and fees on loans                               $  74,209,279       $  73,940,807       $  77,298,426
  Interest on:
    U.S. Treasury Securities                                  16,056,255          19,749,117          21,740,052
    Obligations of other U.S. Government agencies
      and corporations                                        21,919,860          20,824,658          12,740,689
    Obligations of states and political subdivisions           3,120,480           4,059,923           4,720,853
  Interest on federal funds sold and securities purchased
    under agreements to resell                                 3,075,363           3,123,807           5,982,690
  Interest on time deposits and other                          4,800,246           4,928,531           2,269,985
                                                           -------------       -------------       -------------
        Total interest income                                123,181,483         126,626,843         124,752,695
                                                           -------------       -------------       -------------
INTEREST EXPENSE:
  Interest on deposits                                        43,832,977          50,326,792          63,239,175
  Interest on federal funds purchased and securities
    sold under agreements to repurchase                        1,021,161           1,407,842           3,366,423
  Interest on bonds and notes                                    423,666             566,861           2,140,378
                                                           -------------       -------------       -------------
        Total interest expense                                45,277,804          52,301,495          68,745,976
                                                           -------------       -------------       -------------
NET INTEREST INCOME                                           77,903,679          74,325,348          56,006,719
Provision for loan losses                                      4,230,983           7,654,996           4,686,138
                                                           -------------       -------------       -------------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES           73,672,696          66,670,352          51,320,581
                                                           -------------       -------------       -------------
NON-INTEREST INCOME:
  Service charges on deposit accounts                         10,448,854          10,731,508           8,872,375
  Other service charges, commissions and fees                  5,682,187           4,999,283           5,089,838
  Securities gains                                               216,983             632,580           1,236,838
  Other                                                        3,420,243           3,116,494           4,751,365
                                                           -------------       -------------       -------------
        Total non-interest income                             19,768,267          19,479,865          19,950,416
                                                           -------------       -------------       -------------
NON-INTEREST EXPENSE:
  Salaries and employee benefits                              30,623,211          28,528,492          25,773,437
  Net occupancy expense of premises                            3,020,522           3,358,815           3,417,415
  Equipment rentals, depreciation and maintenance              6,471,618           6,765,037           5,988,228
  Other                                                       21,539,314          21,636,418          19,703,450
                                                           -------------       -------------       -------------
        Total non-interest expense                            61,654,665          60,288,762          54,882,530
                                                           -------------       -------------       -------------
EARNINGS BEFORE INCOME TAXES                                  31,786,298          25,861,455          16,388,467

INCOME TAXES                                                   9,670,000           6,650,000           4,000,000
                                                           -------------       -------------       -------------
NET EARNINGS                                               $  22,116,298       $  19,211,455       $  12,388,467
                                                           =============       =============       =============
NET EARNINGS PER COMMON SHARE                              $        3.15       $        2.74       $        2.21
                                                           =============       =============       =============

See notes to consolidated financial statements.

HANCOCK HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 1993, 1992, AND 1991

                                                      COMMON STOCK
                                              ---------------------------
                                              SHARES                                    CAPITAL              UNDIVIDED
                                              ISSUED               AMOUNT               SURPLUS               PROFITS
                                              ------               ------               -------               --------
BALANCE, JANUARY 1, 1991                     5,625,466         $  18,732,800         $  46,633,600         $  14,885,637
  Net earnings                                                                                                12,388,467
  Cash dividends - $.60 per share                                                                             (3,467,521)
  Sale of common stock                       1,552,500             5,169,825            19,496,900
  Transfer from undivided profits                                                        2,000,000            (2,000,000)
                                             ---------         -------------         -------------         -------------
BALANCE, DECEMBER 31, 1991                   7,177,966            23,902,625            68,130,500            21,806,583
  Net earnings                                                                                                19,211,455
  Cash dividends - $.68 per share                                                                             (4,881,015)
  Transfer from undivided profits                                                       13,000,000           (13,000,000)
                                             ---------         -------------         -------------         -------------
BALANCE, DECEMBER 31, 1992                   7,177,966            23,902,625            81,130,500            23,137,023
  Net earnings                                                                                                22,116,298
  Cash dividends - $.90 per share                                                                             (6,460,171)
  Transfer from undivided profits                                                       14,000,000           (14,000,000)
                                             ---------         -------------         -------------         -------------
BALANCE, DECEMBER 31, 1993                   7,177,966         $  23,902,625         $  95,130,500         $  24,793,150
                                             =========         =============         =============         =============





See notes to consolidated financial statements.

HANCOCK HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                         Years Ended December 31,
                                                           ---------------------------------------------------------
                                                              1993                   1992                   1991
                                                           ----------            -----------             -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Earnings                                           $  22,116,298            $  19,211,455          $   12,388,467
   Adjustments to reconcile net earnings to
     net cash provided by operating activities:
     Depreciation                                          3,794,739                3,883,980               3,685,098
     Provision for loan losses                             4,230,983                7,654,996               4,686,138
     Provision for losses on other real estate owned         157,996                  652,984                 229,328
     Deferred income taxes (credit)                           70,000                 (350,000)                400,000
     Gain on sales of securities                            (216,983)                (632,580)             (1,236,838)
     Decrease (increase) in interest receivable            1,489,357                1,488,003              (2,252,547)
     Amortization of intangibles assets                    1,513,500                1,655,700               1,832,309
     Decrease in interest payable                           (362,639)              (1,587,662)             (1,136,000)
     Other - net                                          (6,835,136)               4,987,219               2,885,681
                                                       -------------            -------------          --------------
           Net cash provided by Operating Activities      25,958,115               36,964,095              21,481,636
                                                       -------------            -------------          --------------

Cash Flows from Investing Activities:
     Net (increase) decrease in interest bearing
        time deposits                                    (10,474,873)              (4,000,001)              6,618,400
     Proceeds from maturities of securities              236,153,527              319,389,207             252,505,536
     Proceeds from sales of securities                     9,014,692               65,448,000              59,767,000
     Purchase of securities                             (249,770,265)            (499,981,819)           (483,082,491)
     Net (increase) decrease in federal funds sold and
        securities sold under agreements
        to repurchase                                     (6,500,000)             (22,600,000)             76,750,000
     Net increase in loans                               (87,289,448)             (32,596,069)            (35,486,804)
     Purchase of loans                                                                                     (7,800,000)
     Purchase of property and equipment, net              (3,678,318)              (2,899,725)             (3,550,353)
     Proceeds from sale of other real estate                 300,000                  500,000                 400,000
     Net cash received in connection with acquisitions            --                       --              23,263,345
                                                       -------------            -------------          --------------
           Net cash used in Investing Activities        (112,244,685)            (176,740,407)           (110,615,367)
                                                       -------------            -------------          --------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Net increase in deposits                             75,225,714              183,052,144             107,834,305
     Dividends paid                                       (6,460,171)              (4,881,015)             (3,467,521)
     Repayments of long-term bonds and notes                (815,000)              (1,765,000)            (18,470,000)
     Sale of common stock                                         --                       --              24,666,725
     Net increase (decrease) in federal funds purchased,
        securities sold under agreements to repurchase
        and other temporary funds                          9,407,950              (17,116,796)            (10,181,427)
                                                       -------------            -------------          --------------
           Net cash provided by Financing Activities      77,358,493              159,289,333             100,382,082

NET (DECREASE) INCREASE IN CASH AND DUE FROM BANKS        (8,928,077)              19,513,021              11,248,351

CASH AND DUE FROM BANKS, BEGINNING                        99,472,480               79,959,459              68,711,108
                                                       -------------            -------------          --------------
CASH AND DUE FROM BANKS, ENDING                        $  90,544,403            $  99,472,480          $   79,959,459
                                                       =============            =============          ==============




See notes to consolidated financial statements.

HANCOCK HOLDING COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991


A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    THE CONSOLIDATED FINANCIAL STATEMENTS include the accounts of the Hancock Holding Company (Company), its wholly-owned banks, Hancock Bank (Mississippi) and Hancock Bank of Louisiana and other subsidiaries. Intercompany profits, transactions and balances have been eliminated in consolidation.

    INTEREST on commercial and real estate mortgage loans is recorded as income daily based upon the principal amount outstanding. Unearned income on installment loans is credited to operations based on a method which approximates the interest method. Where doubt exists as to collectibility of a loan, the accrual of interest is terminated and payments received are applied first to principal. Interest income is recorded after principal has been satisfied and as payments are received.

    INVESTMENT SECURITIES are carried at net amortized cost. The Company carries these investments at amortized cost because it has the ability and intent to hold them to maturity. Securities held for sale are carried at the lower of net amortized cost or market value. These securities are generally acquired with the intent to hold them to maturity but may be sold under certain circumstances. Gains and losses on the sales of securities are computed on the specific identification method. The related income tax provisions on securities gains were $75,000 in 1993, $215,000 in 1992, $420,000 in 1991.

    PROPERTY AND EQUIPMENT are recorded at cost. Depreciation is computed principally by the straight-line method based on the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the term of the lease or the asset's useful life.

    INTANGIBLE ASSETS, which include the values assigned to the core deposits of acquired banks, are being amortized over lives ranging from six to seven years using accelerated methods and goodwill which is being amortized over fifteen years using an accelerated method.

    OTHER REAL ESTATE acquired through foreclosure and bank acquisitions is stated at the lower of cost or fair market value, net of the costs of disposal. When a reduction to fair market value is required it is charged to the reserve for loan losses at the time of foreclosure and any subsequent adjustments are charged to expense. Transfers from loans to other real estate amounted to approximately $780,000, $1,900,000 and $3,400,000 in 1993, 1992 and 1991,
respectively. Loans made in connection with the sale of other real estate amounted to approximately $1,200,000, $2,200,000 and $2,700,000 in 1993, 1992
and 1991, respectively.

    LONG-TERM BOND ISSUANCE COSTS are being amortized over the term of the bonds.

    TRUST FEES are recorded when received which is the general practice within the banking industry.

    INCOME TAXES are accounted for using the liability method beginning in 1993. In prior years income taxes were accounted for using the deferred method and alternative minimum tax credits were utilized to reduce income taxes in the year allowed.

    THE RESERVE FOR LOAN LOSSES is a valuation reserve available for losses incurred on loans. All losses are charged to the reserve for loan losses when the loss actually occurs or when a determination is made that a loss is likely to occur. Recoveries are credited to the reserve at the time of recovery. Periodically during the year management estimates the likely level of future losses to determine whether the reserve for loan losses is adequate to absorb reasonably anticipated losses in the existing portfolio based upon management#s knowledge of the loan portfolio and current and expected economic conditions. Based on these estimates, an amount is charged to the provision for loan losses and credited to the reserve for loan losses in order to adjust the reserve to a level determined to be adequate to absorb future losses.

    CASH AND CASH equivalents have been defined as those amounts included in the balance sheet caption "Cash and due from banks."

B.  ACQUISITION

        On August 9, 1991, Hancock Bank acquired certain assets and assumed the deposit liabilities of Peoples Federal Savings Association (PEOPLES), a failed savings institution in Bay St. Louis, Mississippi. The acquisition of the PEOPLES assets and liabilities has been accounted for as a purchase and the results of operations since August 9, 1991 are included in the consolidated statements of earnings. The premium paid and the amount of intangible assets acquired were not significant. PEOPLES has been merged into Hancock Bank. In connection with the acquisition, liabilities were assumed as follows (in thousands):

    Fair value of tangible and intangible assets, excluding cash          $  15,737
    Cash acquired, net of amount paid                                        23,263
                                                                          ---------
    Liabilities assumed                                                   $  39,000
                                                                          =========


C.  SECURITIES HELD FOR SALE AND INVESTMENT SECURITIES

The book and market values of securities held for sale were as follows (in thousands):

                                                    DECEMBER 31, 1993
                                 -------------------------------------------------------
                                                 GROSS           GROSS
                                 BOOK          UNREALIZED      UNREALIZED        MARKET
                                 VALUE           GAINS           LOSSES          VALUE
                                 -----         ----------      ----------        ------
    CMO's                      $  27,314        $   791        $   209        $   27,896
    Municipal obligations            930             10             --               940
                               ---------        -------        -------        ----------
                               $  28,244        $   801        $   209        $   28,836
                               =========        =======        =======        ==========

The book value and market value of the securities held for sale at December 31, 1993, by estimated maturity, were as follows (in thousands):

                                                 BOOK VALUE       MARKET VALUE
                                                 ----------       ------------
    Due in one year or less                      $   4,001         $   4,001
    Due after one year through five years           19,616            19,642
    Due after five years through ten years           4,627             5,193
                                                 ---------         ---------
                                                 $  28,244         $  28,836
                                                 =========         =========

The book and market values of the investment securities were as follows (in thousands):

                                                 DECEMBER 31, 1993                                 DECEMBER 31, 1992
                                   --------------------------------------------     ----------------------------------------------
                                               GROSS        GROSS                                 GROSS        GROSS
                                   BOOK      UNREALIZED   UNREALIZED   MARKET       BOOK        UNREALIZED   UNREALIZED     MARKET
                                   VALUE       GAINS        LOSSES     VALUE        VALUE         GAINS        LOSSES       VALUE
                                   -----     ----------   ----------   ------       -----       ----------   ----------     ------
    U.S.Treasury Securities      $ 279,461    $  6,048    $    104    $ 285,405    $ 249,087    $  6,452      $    29    $  255,510
    Other U.S. Gov. obligations    192,400       4,526         346      196,580      215,550       4,243          473       219,320
    Municipal obligations           35,383       3,272         459       38,196       45,467       3,615          512        48,570
    Other securities                13,316           3          76       13,243       11,278         125          356        11,047
    Mortgage-backed securities      93,205       1,639       2,583       92,261       62,563       2,575          672        64,466
    CMO's                           87,171       2,148         250       89,069      137,416       1,858          630       138,644
                                 ---------    --------    --------    ---------    ---------    --------      -------    ----------
                                 $ 700,936    $ 17,636    $  3,818    $ 714,754    $ 721,361    $ 18,868      $ 2,672    $  737,557
                                 =========    ========    ========    =========    =========    ========      =======    ==========

The book value and market value of investment securities at December 31, 1993, by contractual maturity, were as follows (in thousands):

                                                   BOOK VALUE         MARKET VALUE
                                                   ----------         ------------
    Due in one year or less                       $   257,587         $   263,803
    Due after one year through five years             240,880             242,774
    Due after five years through ten years             93,495              95,034
    Due after ten years                               108,974             113,143
                                                  -----------         -----------
                                                  $   700,936         $   714,754
                                                  ===========         ===========

        Proceeds from sales of securities were $9,015,000 in 1993, $65,448,000 in 1992 and $59,767,000 in 1991. Gross gains of $244,000 in 1993, $654,000 in
1992 and $1,264,000 in 1991 and gross losses of $27,000 in 1993, $21,000 in
1992 and $27,000 in 1991 were realized on those sales. At December 31, 1993, the Company reclassified securities with a book value of $28,244,000 from investment securities to securities held-for-sale.

        Securities with a book value of approximately $335,000,000 at December 31, 1993, and $300,000,000 at December 31, 1992, were pledged to secure public deposits, securities sold under agreements to repurchase, and for other purposes as required or permitted by law.

        The Company's collateralized mortgage obligations (CMO's) generally consist of first and second tranche sequential pay and/or planned amortization class (PAC) instruments. Interest income on CMO's and mortgage-backed securities is generally included with interest on obligations of other U.S. Government agencies and corporations due to their guarantees of underlying mortgages.

         The Financial Accounting Standards Board has issued Statement of Financial Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities which is effective in 1994. This Statement requires securities to be classified into one of three reporting categories (held-to-maturity, available-for-sale, or trading). Securities classified as held-to-maturity are carried at amortized cost.Those classified as available-for-sale are carried at market value with the unrealized gain or loss (net of income tax effect) reflected as a component of stockholder's equity. Those classified as trading are carried at market value with the unrealized gain or loss reflected in the statement of earnings.

        The Company has not yet completed its review of Statement No. 115 relative to its securities portfolio but does not believe that the adoption of the Statement will have a material effect on its financial statements.

D. LOANS

        Loans consisted of the following (in thousands):

                                                                 DECEMBER 31,
                                                            ---------------------
                                                            1993             1992
                                                            ----             ----
    Real estate loans - primarily mortgage               $  336,597       $  320,673
    Commercial and industrial loans                         149,544          146,426
    Loans to individuals for household, family and
     other consumer expenditures                            380,682          311,184
    Leases                                                    6,673            6,079
    Other loans                                              12,342           13,298
                                                         ----------       ----------
                                                         $  885,838       $  797,660
                                                         ==========       ==========

        Changes in the reserve for loan losses are as follows (in thousands):

                                                1993          1992          1991
                                                ----          ----          ----
    Balance at January 1                     $  13,275     $  11,492     $   11,689
    Recoveries                                   1,551         1,034            896
    Loans charged off                           (5,029)       (6,906)        (5,779)
    Provision charged to operating expense       4,231         7,655          4,686
                                             ---------     ---------     ----------
    Balance at December 31                   $  14,028     $  13,275     $   11,492
                                             =========     =========     ==========

        The Company generally makes loans in its market areas of South Mississippi and East Baton Rouge Parish, Louisiana. Loans are made in the normal course of business to its directors and executive officers, and their associates on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. Such loans did not involve more than normal risk of collectibility or contain other unfavorable features. The balance of loans to related parties at December 31, 1993, was approximately $5,000,000.

        Nonaccrual and renegotiated loans amounted to approximately 1% of total loans at December 31, 1993 and 1992. The amount of interest not accrued on these loans did not have a significant effect on earnings in 1993, 1992 or 1991.

        The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of Certain Loans, which requires the present value of expected future cash flows of impaired loans be discounted at the loan's effective interest rate. The Company does not anticipate that the adoption of this Statement in 1995 will have a significant effect on its financial condition or results of operations.

E. PROPERTY AND EQUIPMENT

        Property and equipment are stated at cost less accumulated depreciation and amortization as follows (in thousands):

                                                               DECEMBER 31,
                                                           --------------------
                                                           1993            1992
                                                           ----            ----
    Land, buildings and leasehold improvements         $   35,522      $   36,531
    Furniture, fixtures and equipment                      29,414          25,367
                                                       ----------      ----------
                                                           64,936          61,898
    Less accumulated depreciation and amortization        (29,938)        (26,784)
                                                       ----------      ----------
                                                       $   34,998      $   35,114
                                                       ==========      ==========


F.  CAPITAL NOTES

        The capital notes issued by Hancock Bank are 5% term notes due December 31,1994. These capital notes are subordinated to the claims of the depositors and other creditors of the Bank. There are no restrictive provisions of the capital note agreement.


G.  LONG-TERM BONDS

        Long-term bonds consist of Urban Development Refunding Revenue Bonds, with interest at 7% to 7.25%. Interest is payable semi-annually with principal payable annually in installments ranging from $865,000 due November 1, 1994 to $1,050,000 due November 1, 1997.


    Principal payments are payable as follows (in thousands):     1994       $    865
                                                                  1995            920
                                                                  1996            985
                                                                  1997          1,050
                                                                             --------
                                                                             $  3,820
                                                                             ========

        The Urban Development Refunding Revenue Bonds are obligations of Hancock Bank and are collateralized by land and buildings with a book value of $12,000,000. The Bank has deposited with the bond trustee U.S. Treasury securities whose principal maturities and interest payments will be sufficient to service all future principal and interest payments due on the Urban Development Refunding Revenue Bonds.


H.  STOCKHOLDERS' EQUITY

        On October 15, 1991, the Company's Board of Directors approved a two-for-one split in the form of a 100% stock dividend paid on November 4, 1991. On the same date the Company's stockholders approved an increase in the number of authorized shares to 20,000,000. The "Consolidated Statement of Stockholders' Equity" has been restated to give retroactive effect to this split.

        On November 28, 1991, the Company sold 1,552,500 shares of its common stock in a public offering at $17 per share. After underwriting discount and expenses, the Company realized net proceeds of approximately $24,700,000 from the stock sale.

        Earnings per common share is based on the weighted average number of shares outstanding of approximately 7,023,000 in 1993 and 1992, and 5,595,000 in 1991, after giving retroactive effect to the two-for-one stock split, reduced by shares of stock owned by subsidiaries. At December 31, 1993 these subsidiaries owned 154,000 shares of stock.

        Stockholders' equity of the Company includes the undistributed earnings of the subsidiary Banks. Dividends are payable only out of undivided profits or current earnings. Moreover, dividends to the Company's stockholders can generally be paid only from dividends paid to the Company by the Banks which, with respect to Hancock Bank are subject to approval by the Commissioner of Banking and Consumer Finance of the State of Mississippi. The amount of retained earnings of the subsidiary banks available for dividends at December 31, 1993 was approximately $50,000,000.

        The Company and its Bank subsidiaries are required to maintain certain minimum capital levels. At December 31, 1993, the Company and the Banks were in compliance with their respective statutory minimum capital requirements. Following is a summary of the minimum required consolidated capital levels and the actual amounts at December 31, 1993:

                                     REQUIRED MINIMUM        ACTUAL
                                     ----------------        ------
    Tier 1 leverage                      4% - 5%               8%
    Tier 1 Risk-based                       4%                14%
    Total Risk-based                        8%                15%

I.  INCOME TAXES


        Effective January 1, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method as required by Statement of Financial Accounting Standard No. 109. Prior years have not been restated. The cumulative effect of this accounting change did not have a significant effect on the Company's financial statements and was recorded in income tax expense in the year ended December 31, 1993.

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 1993 are as follows (in thousands):

    Deferred tax assets:
      Postretirement benefit obligation                           $    279
      Reserve for loan losses not currently deductible               4,122
      Reserve for other real estate not currently deductible           342
      Deferred compensation                                            521
      Lease accounting                                                 522
      Other                                                             47
                                                                  --------
                                                                     5,833
                                                                  --------
    Deferred tax liabilities:
      Tax over book depreciation                                    (3,113)
      Core deposit intangible                                       (2,365)
      Prepaid pension                                                 (154)
      Market discount accretion                                       (331)
                                                                  --------
                                                                    (5,963)
                                                                  --------
    Net deferred tax liability                                    $   (130)
                                                                  ========

    Income taxes consists of the following components (in thousands):


                                             1993           1992           1991
                                             ----           ----           ----
    Currently payable                     $   9,600      $   7,000      $   3,600
    Deferred                                     70           (350)           400
                                          ---------      ---------      ---------
                                          $   9,670      $   6,650      $   4,000
                                          =========      =========      =========


    Deferred income taxes resulted from the following (in thousands):

                                                          1992            1991
                                                          ----            ----
    Accelerated depreciation                            $   100         $   500
    Provision for loan losses                              (800)           (800)
    AMT credit  restoration                                (100)            200
    Other - net                                             450             500
                                                        -------         -------
                                                        $  (350)        $   400
                                                        =======         =======

        Income taxes amounted to less than the amounts computed by applying the U.S. Federal income tax rate of 35% in 1993 and 34% in 1992 and 1991 to earnings before income taxes. The reasons for these differences are as follows (in thousands):

                                                           1993                1992                 1991
                                                      --------------      --------------       --------------
                                                      AMOUNT      %       AMOUNT      %        AMOUNT      %
                                                      ------     ---      ------     ---       ------     ---
    Taxes computed at statutory rate                $  11,125    35     $   8,790    34      $   5,572     34
    Increases (decreases) in taxes resulting from:
    Tax exempt interest income                         (1,200)   (4)       (1,600)   (6)        (1,884)   (12)
      Alternative minimum tax                              --                (980)   (4)          (100)    (1)
      Miscellaneous items - net                          (255)   (1)          440     2            412      3
                                                    ---------    --     ---------    --      ---------    ---
    Income tax expense                              $   9,670    30     $   6,650    26      $   4,000     24
                                                    =========    ==     =========    ==      =========     ==

        The Tax Reform Act of 1986 generally became effective with respect to the Company in 1987. The Act provides for an alternative minimum tax (AMT) which decreased the tax otherwise payable by the Company by $1,000,000 in 1992 and $500,000 in 1991.

J.  EMPLOYEE BENEFIT PLANS

        The Company has a non-contributory pension plan covering substantially all salaried full-time employees who have been employed by the Company the required length of time. The Company's current policy is to contribute annually the minimum amount that can be deducted for federal income tax purposes. The benefits are based upon years of service and employee's compensation during the last five years of employment. Data relative to the pension plan follows (in thousands):

                                                                                            DECEMBER 31,
                                                                                      ------------------------
                                                                                      1993                1992
                                                                                      ----                ----
Actuarial present value of benefit obligations:
  Vested benefit obligation                                                       $   16,403           $   14,179
                                                                                  ==========           ==========
  Accumulated benefit obligation                                                  $   16,471           $   14,240
                                                                                  ==========           ==========
  Projected benefit obligation for service rendered to date                       $  (19,246)          $  (17,449)
  Plan assets at fair value                                                           17,465               15,964
                                                                                  ----------           ----------
  Projected benefit obligation in excess of plan assets                               (1,781)              (1,485)
  Remaining unrecognized portion of net obligation being amortized over 15 years         366                  411
  Unrecognized prior service cost                                                      1,026                1,118
  Unrecognized net loss from past experience different from that assumed               2,207                1,518
                                                                                  ----------           ----------
  Prepaid pension cost included in other assets                                   $    1,818           $    1,562
                                                                                  ==========           ==========

                                                                                1993            1992           1991
                                                                                ----            ----           ----
Net pension expense included the following (income) expense components:
  Service cost - benefits earned during the period                            $     698      $     757      $     464
  Interest cost on projected benefit obligation                                   1,369          1,218          1,052
  Return on plan assets                                                          (1,158)        (1,454)        (1,504)
  Net amortization and deferral                                                     (89)           235            336
                                                                              ---------      ---------      ---------
  Net pension expense                                                         $     820      $     756      $     348
                                                                              =========      =========      =========

        The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.75% and 4%, respectively, in 1993 and 8% and 4% respectively, in 1992. The expected rate of return on plan assets was 8% in 1993 and 10% in 1992. The plan's assets consist primarily of U.S. government and agency obligations, certificates of deposit and other fixed income obligations.

        During 1992 the Company adopted Statement of Financial Accounting Standards No. 106, Employer's Accounting for Postretirement Benefits Other Than Pensions. This Statement requires accrual of postretirement benefits (such as health care benefits) during the years an employee provides services. The costs of these benefits were previously expensed on a pay-as-you-go basis. The adoption of this Statement decreased 1992 net earnings by $250,000 ($.04 per share).

        The Company sponsors two defined benefit postretirement plans other than the pension plan that cover full time employees who have reached 45 years of age. One plan provides medical benefits and the other provides life insurance benefits. The postretirement health care plan is contributory, with retiree contributions adjusted annually and subject to certain employer contribution maximums; the life insurance plan in noncontributory.The actuarial and recorded liabilities for these postretirement benefits, none of which have been funded, are as follow at December 31, 1993, (in thousands):

                                                                         1993           1992
                                                                         ----           ----
    Accumulated postretirement benefit obligations:
      Retirees                                                        $   1,888      $   1,378
      Fully eligible active plan participants                               826            792
      Other active plan participants                                      1,161            993
                                                                      ---------      ---------
                                                                          3,875          3,163
      Unrecognized transition obligation                                 (2,579)        (2,770)
      Unrecognized net (loss) gain                                         (499)            --
                                                                      ---------      ---------
      Accrued postretirement benefit cost                             $     797      $     393
                                                                      =========      =========

        Net periodic postretirement benefit cost for 1993 and 1992 included the following components (in thousands):

                                                                         1993           1992
                                                                         ----           ----
    Amortization of Unrecognized Net Gain                             $      (5)     $      --
    Service cost-benefits attributed to service during the year             162            165
    Interest costs on accumulated postretirement benefit obligations        254            237
    Amortization of transition obligation over 20 years                     143            146
                                                                      ---------      ---------
    Net periodic postretirement benefit cost                          $     554            548
                                                                      =========      =========

        For measurement purposes in 1993, a 12% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1993. The rate was assumed to decrease gradually to 5.5% for 2006 and remain at that level thereafter. In 1992, rates of 12% and 6% were assumed. The health care cost trend rate assumption has an affect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1% in each year would increase the accumulated postretirement benefit obligation as of December 31, 1993 by $52,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $6,000. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7% in 1993 and 8.75% in 1992.

        The Company has a non-contributory profit sharing plan covering substantially all salaried full-time employees who have been employed the required length of time. Contributions are made at the discretion of the Board of Directors and amounted to $450,000 in 1993, $346,000 in 1992, and $117,000 in 1991.

        In addition, the Company has an employee stock purchase plan that is designed to provide the employees of the Company a convenient means of purchasing common stock of the Company. Substantially all salaried, full time employees , with the exception of Leo W. Seal, Jr., who have been employed by the Company the required length of time are eligible to participate if they so elect. The Company contributes an amount equal to 25% of each participant's contribution, which contribution cannot exceed 5% of his base pay. The Company's contribution amounted to $45,000 in 1993, $45,000 in 1992, and $37,000 in 1991.

        The postretirement plans relating to health care payments, life insurance and the stock purchase plan are not guaranteed and are subject to immediate cancellation and/or amendment. These plans are predicated on future Company profit levels that will justify their continuance. Overall health care costs are also a factor in the level of benefits provided and continuance of these postretirement plans. There are no vested rights under the postretirement health or life insurance plans.

        The Financial Accounting Standards Board has also issued Statement of Financial Accounting Standards No. 112, Employers' Accounting for Post Employment Benefits which requires the accrual of certain post employment benefits other than pension and health care. The Company does not anticipate that the adoption of this Statement in 1994 will have a significant effect on its financial condition or results of operations.

K. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

        The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

        CASH, SHORT-TERM INVESTMENTS AND FEDERAL FUNDS SOLD -- For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

        SECURITIES -- For securities, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

        LOANS -- The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

        DEPOSITS -- The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

        LONG-TERM BONDS AND NOTES -- Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

        COMMITTMENTS -- The fair value of committments to extend credit was not significant.

        The estimated fair values of the Company's financial instruments are as follows at December 31, 1993 and 1992 (in thousands):

                                                                         1993                            1992
                                                                ----------------------          ----------------------
                                                                CARRYING         FAIR           CARRYING         FAIR
                                                                 AMOUNT          VALUE           AMOUNT          VALUE
                                                                --------         -----          --------         -----
    Financial assets:
      Cash, short-term investments and federal funds sold     $   177,919     $   177,919     $   183,347     $   183,347
      Securities held-for-sale                                     28,244          28,836              --              --
      Investment securities                                       700,936         714,754         721,361         737,557
      Loans                                                       860,127         868,500         776,101         789,000
        Less: reserve for loan losses                             (14,028)        (14,028)        (13,275)        (13,275)
                                                              -----------     -----------     -----------     -----------
        Loans, net of reserve                                     846,099         854,472         762,826         775,725

    Financial liabilities:
      Deposits                                                  1,615,595       1,618,000       1,550,844       1,559,000
      Federal Funds purchased, etc.                                45,799          45,799          36,391          36,391
      Long-term bonds and notes                                     4,300           4,600           5,115           5,600


L.  COMMITMENTS AND CONTINGENCIES

        In the normal course of business, there are various commitments and contingent liabilities, such as commitments to extend credit and outstanding letters of credit, which are not reflected in the accompanying consolidated financial statements. Outstanding letters of credit amounted to approximately $7,000,000 at December 31, 1993, and $5,400,000 at December 31, 1992. No losses are anticipated as a result of these transactions. Commitments to extend credit amounted to approximately $200,000,000 at December 31, 1993 and $150,000,000 at December 31, 1992, and most are at variable rates. The agreements to extend credit generally include provisions which allow the Company to terminate its obligations under certain circumstances.

        The Bank is required to maintain certain reserves at the Federal Reserve Bank. This requirement approximated $40,000,000 and $37,000,000 at December 31, 1993 and 1992, respectively.

M.  SUPPLEMENTAL INFORMATION

        The following is selected supplemental information for the years ended December 31, 1993, 1992, and 1991(in thousands) :

                                                     1993           1992           1991
                                                     ----           ----           ----
        Trust fee income                          $  2,600       $  2,300       $  2,600

        Deposit insurance premium expense            3,450          3,200          2,650
        Postage expense                              1,610          1,644          1,618
        Interest paid                               45,600         53,900         69,900
        Income taxes paid                           10,000          7,600          3,000

N. SUMMARIZED FINANCIAL INFORMATION OF HANCOCK HOLDING COMPANY (PARENT COMPANY
   ONLY)

                                 BALANCE SHEETS

                                                                                           DECEMBER 31,
                                                                                  ------------------------------
                                                                                  1993                      1992
                                                                                  ----                      ----
    ASSETS:
      Investment in subsidiaries                                            $   143,623,923           $   127,884,758
      Other                                                                         202,412                   693,702
                                                                            ---------------           ---------------
                                                                                143,826,335           $   128,578,460
                                                                            ===============           ===============

    LIABILITIES AND STOCKHOLDERS' EQUITY:
      Accrued expenses                                                      $            54           $       408,312
      Stockholders' equity                                                      143,826,281               128,170,148
                                                                            ---------------           ---------------
                                                                            $   143,826,335           $   128,578,460
                                                                            ===============           ===============

                             STATEMENTS OF EARNINGS

                                                                                          YEARS ENDED DECEMBER 31,
                                                                            ---------------------------------------------------
                                                                            1993                    1992                   1991
                                                                            ----                    ----                   ----
    Dividends received from subsidiary                                $    6,343,450           $   5,428,570          $   3,841,918
    Excess equity in earnings of subsidiaries over dividends received     15,739,162              14,037,989              9,882,824
    Interest and other (expenses) income                                      56,738                (375,104)            (2,016,275)
    Income tax credit (expense)                                              (23,052)                120,000                680,000
                                                                      --------------           -------------          -------------
    Net earnings                                                      $   22,116,298           $  19,211,455          $  12,388,467
                                                                      ==============           =============          =============

                            STATEMENTS OF CASH FLOWS

                                                                                        YEARS ENDED DECEMBER 31,
                                                                          ---------------------------------------------------
                                                                          1993                    1992                   1991
                                                                          ----                    ----                   ----
    Cash Flows from Operating Activities -- principally
      dividends from subsidiary                                     $    6,291,142           $   5,409,484          $   1,790,803
                                                                    --------------           -------------          -------------
    Cash Flows Invested in Subsidiaries                                         --                      --             (5,000,000)
                                                                    --------------           -------------          -------------
    Cash Flows from Financing Activities:
      Sale of common stock                                                      --                      --             24,666,725
      Prepayments of notes payable                                              --              (1,000,000)           (17,750,000)
      Dividends paid                                                    (6,460,169)             (4,881,015)            (3,467,521)
                                                                    --------------           -------------          -------------
    Net cash provided by (used in) financing activities                 (6,460,169)             (5,881,015)             3,449,204
                                                                    --------------           -------------          -------------
    Net (decrease) increase in cash                                       (169,027)               (471,531)               240,007
    Cash, Beginning                                                        282,372                 753,903                513,896
                                                                    --------------           -------------          -------------
    Cash, Ending                                                    $      113,345           $     282,372          $     753,903
                                                                    ==============           =============          =============

O. PROPOSED ACQUISITION

        In November 1993, the Company agreed to merge Hancock Bank of Louisiana, a wholly owned subsidiary of the Company with First State Bank and Trust Company of Baker Louisiana (BAKER). The merger will be consummated by the exchange of all outstanding common stock of BAKER in return for approximately 520,000 shares of common stock of the Company. Completion of the merger is contingent upon approval by BAKER's shareholders, the Louisiana Commissioner of Financial Institutions and the Federal Deposit Insurance Corporation. It is intended that the merger will be accounted for using the pooling of interests method. BAKER had total assets of $82,000,000 and stockholders equity of $11,500,000 as of December 31, 1993 and net earnings of $1,250,000 for the year then ended.

                          INDEPENDENT AUDITORS' REPORT



BOARD OF DIRECTORS AND STOCKHOLDERS
HANCOCK HOLDING COMPANY
GULFPORT, MISSISSIPPI


        We have audited the accompanying consolidated balance sheets of Hancock Holding Company and subsidiaries as of December 31, 1993 and 1992, and the related statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Hancock Holding Company and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

        As discussed in Note J to the consolidated financial statements, in 1992 the Company changed its method of accounting for post retirement benefits other than pensions to conform with Statement of Financial Accounting Standards No. 106.


DELOITTE & TOUCHE
Certified Public Accountants
New Orleans, Louisiana
January 14, 1994

HANCOCK HOLDING COMPANY AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS


FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1992

        The Company's net income increased to $22.1 million, $3.15 per share, for the year ended December 31, 1993, compared to $19.2 million, or $2.74 per share, for the year ended December 31, 1992. The $2.9 million increase in net income was attributable primarily to deposit growth which funded additional earning assets and a lower level of loan charge offs. Growth in earning assets resulted in a $3.5 million increase in net interest income. A 26% decline in non performing asset balances and a lower level of loan charge offs in 1993 allowed the Company to reduce its loan loss provision by $3.4 from $7.6 million in 1992 to $4.2 million in 1993. The reserve for loan loss balance was 1.82% of average loans in 1993 and represented 264% of non performing asset balances at December 31, 1993. The net interest margin declined from 5.09% in 1992 to 4.87% in 1993. Since the Company's balance sheet is liability sensitive, deposits reprice before loans and investment securities, stable or rising interest rates will negatively impact the net interest margin.


FOR THE YEARS ENDED DECEMBER 31, 1992 AND 1991

        The Company's net income increased to $19.2 million, $2.74 per share, for the year ended December 31, 1992, compared to $124 million, or $2.21 per share, for the year ended December 31, 1991. The increase in net income was attributable primarily to a $18.3 million increase in net interest income. The Company's balance sheet is liability sensitive in the one year interval therefore, declining interest rates positively impacted the net interest margin, increasing net income over the prior year. The net interest margin improved 70 basis points to 5.09% in 1992 from 4.39% in 1991. The Company's provision for loan losses increased by $3.0 million; of that provision, $1.8 million increased our reserve balances. The current year's provision for loan losses reflects the increase of $19.7 million in average loans outstanding and raised our reserve balance to 1.7% of outstanding loans.


FINANCIAL CONDITION


SECURITIES

        The Company generally purchases securities to be held to maturity, with a maturity schedule that provides ample liquidity. Investment securities are carried at net amortized cost. However, during 1993, certain securities were reclassified as held for sale. These securities were generally acquired with the intent to hold to maturity but may be sold under certain circumstances. Securities sold during 1993 were or would have been in the held-for-sale classification. The December 31, 1993 book value of the consolidated portfolio was $729.2 million and the market value was $743.6 million.


LOANS

        The Company's loan portfolio represented 48.7% of its December 31, 1993 earning asset base. Average loans outstanding in 1993 increased 7.2% over the 1992 level. The Company's net loan portfolio totaled $860 million at December 31, 1993, compared to $776 million at December 31, 1992. Non-performing loans were $4.7 million or 0.55% of net loans of December 31, 1993 compared to $6.0 million or 0.77% at December 31, 1992. Restructured loan balances were insignificant. The amount of interest not accrued on non-performing loans did not significantly effect earnings in 1993 or 1992.


DEPOSITS

        The total deposits at the end of 1993 were $1,615.6 million compared to $1,550.8 million at December 31, 1992, representing 4.2% increase. Time deposit balances increased 26% compared to a 7% growth in savings, now and money market accounts. Deposits are the Company's primary source of funds supporting the earning asset base.

LIQUIDITY

        Liquidity represents the Company's ability to provide funds to satisfy demands from depositors, borrowers and other commitments by either converting assets to cash or accessing new or existing sources of funds. The principal sources of funds which provide liquidity are customer deposits, payments of principal and interest on loans, maturities and sales of securities, earnings and borrowings. At December 31, 1993, cash and due from banks, securities, federal funds sold and repurchase agreements were 56.0% of total deposits, as compared to 58.3% at December 31, 1992.


CAPITAL RESOURCES

        Currently, the Company and the Banks are required to maintain minimum risk-based capital ratios of 8%, with not less than 4% in Tier 1 capital. Additionally, the Company and the Banks must maintain minimum Tier 1 leverage ratios of at least 3%, subject to increase to at least 4% to 5%, depending on the composite rating by the respective regulatory authorities of the Company and the Banks. As of December 31, 1993, the Company and the Banks capital balances were in excess of current regulatory minimum requirements.


RECENT CHANGES IN FINANCIAL ACCOUNTING STANDARDS

        During 1992, the Company adopted Statement of Financial Accounting Standards No. 106, Employer's Accounting for Postretirement Benefits Other Than Pensions. This Statement requires accrual of postretirement benefits (such as health care benefits) during the years an employee provides services. The costs of these benefits were previously expensed on a pay-as-you-go basis. The adoption of this Statement decreased net earnings by $250,000 (0.04 per share) in 1992.

        Effective January 1, 1993, the Company changed its method of accounting for income taxes for the deferred method to the liability method as required by Statement of Financial Accounting Standard No. 109. Prior years have not been restated. The cumulative effect of this accounting change did not have a significant effect on the Company's financial statements and was recorded in income tax expense in the year ended December 31, 1993.

        The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, Employers' Accounting for Post Employment Benefits which requires the accrual of certain post employment benefits other than pension and health care. The Company does not anticipate that the adoption of this Statement in 1994 will have a significant effect on its financial condition or results of operations.

        The Financial Accounting Stardards Board issued Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of Certain Loans, which requires the present value of expected future cash flows of impaired loans be discounted at the loan's effective interest rate. The Company does not anticipate that the adoption of this Statement in 1995 will have a significant effect on its financial condition or results of operations.

        The Financial Accounting Standards Board has issued Statement of Financial Standards No. 115 Accounting for Certain Investments in Debt and Equity Securities which is effective in 1994. This Statement requires the investment portfolio to be classified into one of three reporting categories, held-to-maturity, available-for-sale, or trading. The Company has not yet completed its review of Statement No. 115 relative to its securities portfolio but does not believe that the adoption of the Statement will have a material effect on its financial statements.


FORM 10-K ANNUAL REPORT

        HANCOCK HOLDING COMPANY FILES AN ANNUAL REPORT WITH THE SECURITIES AND EXCHANGE COMMISSION ON FORM 10-K. A COPY OF THE REPORT FILED ON FORM 10-K, WHEN COMPLETED, WILL BE SENT FREE OF CHARGE TO ANY SHAREHOLDER BY WRITING TO: GEORGE
A. SCHLOEGEL, VICE-CHAIRMAN, HANCOCK HOLDING COMPANY, P.O. BOX 4019, GULFPORT, MS 39502.

GLOSSARY OF FINANCIAL TERMS

BOOK VALUE PER SHARE -- Total stockholders' equity divided by common shares outstanding.

CHARGE-OFFS -- Loan balances written off against the reserve for possible loan losses, once a loan is deemed to be uncollectible.

CORE DEPOSITS -- Deposits that are traditionally stable, including all deposits other than time deposits of $100,000 or more.

EARNING ASSETS -- Interest-or dividend-bearing assets, including loans and securities.

EARNINGS PER SHARE -- Net income divided by weighted average common shares outstanding.

FEDERAL FUNDS -- Generally one-day loans of excess reserves from one bank to another. When a bank buys (borrows) federal funds, these funds are called "federal funds purchased." When it sells (lends) them, they are called "federal funds sold."

FORECLOSED ASSETS -- Property, including OREO, acquired because the borrower defaulted on the loan.

LEVERAGE RATIO -- A ratio of equity to assets adjusted for goodwill and other disallowed intangibles.

NET INTEREST INCOME -- The difference between interest income on earning assets and interest expense on interest-bearing liabilities.

NET INTEREST MARGIN -- Taxable-equivalent net interest income as a percentage of average earning assets for the period.

NET INTEREST SPREAD -- The difference between the yield on earning assets and the cost of funds.

NON-PERFORMING ASSETS -- Non-performing loans plus foreclosed assets.

NON-PERFORMING LOANS -- Loans which interest income is not currently recognized because of the borrower's financial problems (non-accrual loans), or loans which have been restructured.

OTHER REAL ESTATE OWNED (OREO) -- Real estate which the bank takes or to which it assumes title in order to sell the property, obtained as the result of a loan default.

PROVISION FOR LOAN LOSSES -- A charge against current-period earnings which reflects actual and expected loan losses.

RESERVE FOR LOAN LOSSES -- A balance sheet account which is an estimation of future loan losses. The provision for possible loan losses is added to the reserve account each quarter. Charge-offs decrease the reserve. Recoveries on loans previously charged off increase the reserve.

RETURN ON ASSETS -- Net income as a percentage of average total assets for the period. The return on assets measures profitability in terms of how efficiently assets are being utilized.

RETURN ON EQUITY -- Net income as a percentage of average total equity. The return on equity measures profitability in terms of how efficiently equity or capital is being invested.

RISK-BASED CAPITAL -- The amount of capital (Tier 1 plus Tier 2 capital) required by federal regulatory standards, based on a risk-weighting of assets. For example, more capital is required for an unsecured loan than for investments in U.S. Treasury securities. The minimum ratio of capital to risk-weighted assets is 8%.

TAXABLE-EQUIVALENT BASIS -- The result of adding to income earned on tax-free loans and investments the amount necessary to make yields comparable to yields on taxable assets.

TIER 1 CAPITAL -- Common stockholders' equity less goodwill and other disallowed intangibles.

TIER 2 CAPITAL -- Tier 1 Capital, plus reserve for possible loan losses (limited to a certain percentage of risk-weighted assets).




36